Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 333-278960, No. 333-179029 and No. 333-211384) and Registration Statements on Form S-8 (No. 333-179030, No. 333-211443 and No. 333-261958) of our report dated April 15, 2024, (March 28, 2025, as to the effects of the adoption of ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, described in Note 2), relating to the consolidated financial statements and the financial statement schedule, which appears in this Form 10‑K for the year ended December 31, 2024. We were dismissed as auditors on August 19, 2024 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Registration Statement for the periods after the date of our dismissal.

/s/ BAKER TILLY US, LLP

Irvine, California

March 31, 2025